Exhibit 99.3

News release…

Date: 4 March 2004
Ref: PR351g

Rio Tinto intends to sell Zinkgruvan

Rio Tinto and South Atlantic Ventures (“SAA”) have signed a letter of intent under which Rio Tinto acknowledges its intention to negotiate the sale of its 100 per cent interest in Zinkgruvan Mining AB, Sweden. The proposed consideration for the Zinkgruvan assets is US$100 million plus a non-refundable deposit of $1 million and a further payment in respect of working capital. The consideration may increase up to a maximum of $5 million by quarterly price participation payments based on the performance of zinc, lead and silver prices for a period of two years.

The sale is subject to SAA and Rio Tinto reaching agreement on all terms and entering into a definitive agreement.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885